UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Boston Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101121101 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 101121101	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Mortimer B. Zuckerman

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,873,538 (FN1) 6. Shared Voting Power none 7. Sole Dispositive Power 9,873,538 (FN1) 8. Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,873,538 (FN1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 9.3%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

CUSIP NO. 101121101	13G	Page 3 of 6 Pages

Item 1(a).		Name of Issuer:

Boston Properties, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

111 Huntington Avenue, Suite 300, Boston, MA 02199-7610

Item 2(a).		Name of Person Filing:

Mortimer B. Zuckerman

Item 2(b).		Address of Principal Business Office or, if none, Residence:

599 Lexington Avenue, New York, NY 10022

Item 2(c).		Citizenship:

United States of America

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number: 101121101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO. 101121101	13G	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

9,873,538 (FN1)

(b) Percent of class:

9.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 9,873,538 (FN1)

(ii) Shared power to vote or to direct the vote none

(iii) Sole power to dispose or to direct the disposition of 9,873,538 (FN1)

(iv) Shared power to dispose or to direct the disposition of none

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

CUSIP NO. 101121101	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

(FN1) Includes 6,261,768 common units of limited partnership interest (“Common Units”) in Boston Properties Limited Partnership, a Delaware limited partnership of which Boston Properties, Inc. is the general partner, 46,474 of which are held by limited partnerships, 1,666,667 currently exercisable options to acquire Common Stock and 333,333 options to acquire Common Stock which are exercisable within 60 days of December 31, 2003. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2003. The Reporting Person has opted to include in this report his beneficial ownership of Common Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the limited partnership agreement of Boston Properties Limited Partnership, the holder of the Common Units does not have the right to require Boston Properties, Inc. to exchange the Common Units for shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004

(Date)

/s/ Mortimer B. Zuckerman

(Signature)

Mortimer B. Zuckerman, Chairman Boston Properties, Inc.

(Name/Title)